UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Moonlighting Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Virginia

> *Date of organization*
> October 10, 2013

Physical address of issuer
5300 Hickory Park Drive, Suite 224, Richmond, VA 23059

Website of issuer
www.moonlighting.com

Current number of employees
6

	Most recent fiscal year-end (Ending December 31, 2018)	**Prior fiscal year-end (Ending December 31, 2017)**
Total Assets	$380,605.00	$380,605.00
Cash & Cash Equivalents	$122,791.17	$345,560.00
Accounts Receivable	$4,286.92	$5,688.00
Short-term Debt	$136,745.53	$130,777.00
Long-term Debt	$300,000.00	$0.00
Revenues/Sales	$84,355.26	$152,683.00
Cost of Goods Sold	$6,792.68	$6,439.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,317,696.11	-$2,585,189.17

APRIL 29, 2019

FORM C-AR

Moonlighting Inc.

Moonlighting

Opportunity. Everywhere.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Moonlighting Inc., a Virginia Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.moonlighting.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements

by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Moonlighting Inc. (the "Company") is a Virginia Corporation, formed on October 10, 2013. The Company was formerly known as Moonlighting LLC.

The Company is located at 5300 Hickory Park Drive, Suite 224, Richmond, VA 23059.

The Company's website is www.moonlighting.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Moonlighting is the fastest-growing freelance marketplace. Moonlighting removes the middleman between employers and freelancers, connecting them directly to empower on-demand employment. In addition, it offers a suite of powerful SaaS tools that simplify communications and small business accounting.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the managers, its executive officers and key employees.
In particular, the Company is dependent on Roy Slater, Ritesh Johar, and Jeff Tennery, who are the Chief Operating Officer, the Chief Technology Officer, and the Chief Executive Officer, respectively, of the Company. The Company has or intends to enter into employment agreements with Roy Slater, Ritesh Johar, and Jeff Tennery although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Roy Slater, Ritesh Johar, and Jeff Tennery or any manager or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Roy Slater, Ritesh Johar, and JeffTennery in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Roy Slater, Ritesh Johar, or Jeff Tennery dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security-such as investment in technology. the costs of compliance with consumer protection laws and costs resulting from consumer fraud- could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect sensitive data. including intellectual property. our proprietary business information and that of our customers. business partners and personally identifiable information of our customers. in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures. our information technology and infrastructure may be vulnerable to attacks by hackers or breached

due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and regulatory penalties. damage our reputation and cause a loss of confidence in our services. which could adversely affect our business/operating margins, revenues and competitive position.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights. or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights. regardless of whether it can develop non infringing technology, it may be required to pay substantial damages or royalties to a third-party. or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements. although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the company. the Company's consolidated financial statements for that reporting period could be materially adversely affected. further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits. remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

The Company competes with other organizations that target the freelance and talent recruiting market, some of whom may have significantly greater resources than the Company.
The Company competes with other major online and mobile app recruiting companies, talent management groups and in-house human resources. These competitors include organizations that may have a longer operating history and greater financial resources than the Company. The

Company may not be able to acquire market share from its competitors and it therefore may not achieve its projected revenue.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Moonlighting is the fastest-growing freelance marketplace. Moonlighting removes the middleman between employers and freelancers, connecting them directly to empower on-demand employment. In addition, it offers a suite of powerful SaaS tools that simplify communications and small business accounting.

Business Plan

Backed by leading news media companies Gannett (NYSE: GCI), McClatchy (NYSE: MNI) and Tribune Publishing (NASDAQ: TRNC), Moonlighting has over 650,000 registered users and is marketed in such iconic publications such as Chicago Tribune, LA Times, Miami Herald and the USA Today. Our mobile application has also been featured as a top 10 app in the Apple App Store and pre-loaded onto Verizon Wireless customers mobile devices as part of its strategic partnership.

History of the Business

The Company was formed as a limited liability company under the laws of the Commonwealth of Virginia on October 10, 2013. In October 2018 the company was converted to a C-Corporation.

The Company's Products and/or Services

Product / Service	Description	Current Market
Freelance Platform	Moonlight's freelance platform allows freelancers to search for and accept job postings with ease.	Freelancers and part-time employees

With our upcoming blockchain integration, Moonlighting will decentralize worker profiles (including reviews, recommendations, education, and licensing credentials) and allow freelancers to port their profile to any employment marketplace in the gig economy. Independent workers will no longer have to create and maintain multiple online profiles and employers will no longer have to guess which source(s) to trust – Moonlighting blockchain user profiles will make hiring online safe and trusted.

Moonlighting currently monetizes both the employee and employer sides of the marketplace: On the employer side, Moonlighting charges recruiters and small businesses $40-$100 for 30-day job listings to advertise their job openings. These job posts enable users to instantly connect with flexible, part-time, and freelance candidates to source, recruit, and hire instantly. On the employee side, Moonlighting charges subscriptions for freelancers for $10 per month per user. This subscription provides promotion within the Moonlighting marketplace, unlimited use of SaaS tools, unlimited direct communication with potential employers, 0% processing fees on payments received through Moonlighting, and will soon include blockchain verified user profiles. Additionally, we keep 5% commission of funds raised through Moon$hot Stories- a crowdfunding solution that lets freelancer and entrepreneurs solicit donations for their business or project.

Competition

The Company's primary competitors include traditional job marketplaces like LinkedIn, Thumbtack and Upwork.

Moonlighting relies on its competitive advantage of utilizing blockchain technology to build a safer and more secure hiring platform.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels to enhance our differentiation and competitiveness.

Moonlighting's freelance economy market is substantial and only getting bigger, with potential customers that include 7.5 billion freelance professionals worldwide, large and small companies, recruiters and sole-proprietors looking to hire. By 2020, freelancer workers are expected to make up 43% of the U.S. workforce. By 2030, freelancers should account for an estimated 80% of the global workforce.

Intellectual Property

The Company is not dependent on any intellectual property

Governmental/Regulatory Approval and Compliance

The company is currently only subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 5300 Hickory Park Drive, Suite 224, Richmond, VA 23059

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jeff Tennery

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO & Director, October 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jeff is a founder & the Chief Executive Officer of Moonlighting. Mr. Tennery has spent over 25 years in senior executive leadership roles at Verizon, AT&T Wireless. nTelos, and Millennial Media. Prior to founding Moonlighting, Mr. Tennery served as the Senior Vice President, Business Development & Global Monetization for mobile advertising leader Millennial Media for seven years. He was responsible for delivering hundreds of millions of dollars annually across 50,000 applications worldwide and played an instrumental role in Millennial Media's 2012 IPO. At Verizon, Mr. Tennery was VP of National Distribution, responsible for all third-party mobile device distribution. As VP of Sales & Marketing for TeleCorp PCS, Mr. Tennery was a member of the executive team that facilitated AT&T Wireless' acquisition. In addition, Jeff served as VP of Sales & Operations at nTelos, where he played a pivotal role in the company's IPO. Over the past decade, Mr. Tennery has achieved great success in the mobile application economy. serving advisory roles to venture capital firms (Edison Ventures. Sycamore), as well as start-up companies in the mobile imaging (dotPhoto, mCommerce, and Cardagin), mobile payments (First Data), mobile gaming (Sonic Branding and AirMedia), and mobile entertainment & media business (ESPN, rloop, and Code9).

Education

B.S. Marketing, Miami University, 1990

Name

Christian Hendricks

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, January 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Local Media Consortium, January 2018 - Present.
Managing Partner, Extol Digital, December 2017 -Present.
Adviser, Impact Venture Capital, January 2016-Present.
Corporate Vice President for Strategic Initiatives, The McClatchy Company, February 2017 - November 2017.
Corporate Vice President for Products, Marketing and Innovation, The McClatchy Company, June 2015 - February 2017.

Education

University of Pennsylvania Northwestern University

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Roy Slater

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and COO, October 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Roy Slater is co-founder and the Chief Operating Officer of Moonlighting. Mr Slater is an operations and process excellence professional with 20+ years of experience leading UI Design, ROI optimization, and mobile technology development. Before co-founding Moonlighting, Slater served as an operations manager at Capital One financial, where he managed digital properties with revenues of $1.5B+. He is a Certified Scrum Master as well as Six Sigma Lean & Green trained with legal and compliance risk management skills. Proudly hailing from Claremont, California, Mr. Slater has held technical and managerial positions at Lendingtree.com and Ditech.com/GMAC.

Education

B.A. Politics and Policy formation, California State University-Long Beach, 1995

Name

Ritesh Johar

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-founder and CTO, October 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Ritesh Johar is a co-founder and the Chief Technology Officer for Moonlighting. Mr. Johar is the architect of the proprietary mobile payments platform that powers the Moonlighting marketplace. Before he co-founded Moonlighting, Mr. Johar excelled as a technical lead where he designed, built, and managed the platform that generates $1B+ in mobile & online payments for Capital One. With 13+ years of expertise covering various aspects of software architecture, design, development, process and methodology for the Federal Reserve and Thomson Reuters, Mr.Johar brings a wealth of digital payments experience to the Company.

Education

B. Tech, Electronics and Communication Engineering, Punjab Technical University, 1997.

Name

Jeff Tennery

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO & Director, October 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jeff is a founder & the Chief Executive Officer of Moonlighting. Mr. Tennery has spent over 25 years in senior executive leadership roles at Verizon, AT&T Wireless. nTelos, and Millennial Media. Prior to founding Moonlighting, Mr. Tennery served as the Senior Vice President, Business Development & Global Monetization for mobile advertising leader Millennial Media for seven years. He was responsible for delivering hundreds of millions of dollars annually across 50,000 applications worldwide and played an instrumental role in Millennial Media's 2012 IPO. At Verizon, Mr. Tennery was VP of National Distribution, responsible for all third-party mobile device distribution. As VP of Sales & Marketing for TeleCorp PCS, Mr. Tennery was a member of the executive team that facilitated AT&T Wireless' acquisition. In addition, Jeff served as VP of Sales & Operations at nTelos, where he played a pivotal role in the company's IPO. Over the past decade, Mr. Tennery has achieved great success in the mobile application economy. serving advisory roles to venture capital firms (Edison Ventures. Sycamore), as well as start-up companies in the mobile imaging (dotPhoto, mCommerce, and Cardagin), mobile payments (First Data), mobile gaming (Sonic Branding and AirMedia), and mobile entertainment & media business (ESPN, rloop, and Code9).

Education

B.S. Marketing, Miami University, 1990

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in Virginia, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	16,701,146
Voting Rights	Yes
Anti-Dilution Rights	No

Type of security	Series A Preferred Stock
Amount outstanding	4,335,708
Voting Rights	No
Anti-Dilution Rights	No

Securities issued pursuant to Regulation CF:

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	285
Voting Rights	No
Anti-Dilution Rights	No

The Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	Sean Stalfort
Amount outstanding	$300,000
Interest rate and payment schedule	3%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	Due on Demand
Other material terms	N/A

The total amount of outstanding debt of the company is $300,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	1,750,595	$2,225,000.00	Working capital	February 1, 2017	Rule 506(b)
Units of Crowd SAFE (Simple Agreement for Future Equity)	285	$105,672.00	Working capital	December 31, 2018	Regulation CF
Series A Preferred Stock	3,058,383	$2,035,000.00	Working capital	March 6, 2019	Rule 506(b)

Ownership

A majority of the Company is owned by a few people and entities, including its founder Jeff Tennery.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned

Jeff Tennery	29.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company generates revenues from subscriptions and advertising placements. fly mobile advertising and third-party co-marketing (news media companies), customers can sign up via mobile application or website to these services. The Company operations consists three groups: technology. marketing, and operations. All three groups support the platform operation, promotion and fulfillment of services offered to freelancers, recruiters and small businesses.

Liquidity and Capital Resources

On December 31, 2018 the Company conducted an offering pursuant to Regulation CF and raised $105,672.00

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jeff Tennery
(Signature)

Jeff Tennery
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jeff Tennery
(Signature)

Jeff Tennery
(Name)

Founder & CEO
(Title)

4/30/19
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Moonlighting Inc.
Balance Sheet
As of December 31, 2018

	Dec 31, 18	Dec 31, 17
ASSETS		
Current Assets		
Checking/Savings	122,791.17	345,560.45
Accounts Receivable		
Accounts Receivable	4,285.92	5,688.44
Total Accounts Receivable	4,285.92	5,688.44
Other Current Assets		
Due from Crowdfund	95,345.73	0.00
Prepaid Insurance	4,425.05	5,770.98
Member Loans	991.00	991.00
Total Other Current Assets	100,761.78	6,761.98
Total Current Assets	227,838.87	358,010.87
Fixed Assets		
Intanigble Assets	36,000.00	36,000.00
Furniture and Equipment	11,940.45	11,940.45
Accumulated Depreciation	-29,540.00	-29,540.00
Total Fixed Assets	18,400.45	18,400.45
Other Assets		
Security Deposits	3,510.00	4,194.00
Total Other Assets	3,510.00	4,194.00
TOTAL ASSETS	**249,749.32**	**380,605.32**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	125,853.34	124,115.85
Total Accounts Payable	125,853.34	124,115.85
Credit Cards	10,892.19	6,661.57
Total Current Liabilities	136,745.53	130,777.42
Long Term Liabilities		
Notes Payable	300,000.00	0.00
Total Long Term Liabilities	300,000.00	0.00
Total Liabilities	436,745.53	130,777.42
Equity		

Moonlighting Inc.
Balance Sheet
As of December 31, 2018

	Dec 31, 18	Dec 31, 17
2014 Equity		
2014 Member Contributions	500,000.00	500,000.00
2014 Member Capital	-311,815.39	-311,815.39
Total 2014 Equity	188,184.61	188,184.61
2015 Equity		
2015 Member Capital	-1,018,403.49	-1,018,403.49
Total 2015 Equity	-1,018,403.49	-1,018,403.49
2016 Equity		
2016 Member Capital	-1,493,342.90	-1,493,342.90
Total 2016 Equity	-1,493,342.90	-1,493,342.90
2017 Equity		
2017 Member Contributions	1,469,000.00	1,469,000.00
Note Conversion	4,033,684.93	4,033,684.93
2017 Member Capital	-2,809,464.81	0.00
Total 2017 Equity	2,693,220.12	5,502,684.93
2018 Equity		
Crowdfund Investors	105,872.00	0.00
2018 Member Contributions	775,000.00	0.00
Total 2018 Equity	880,872.00	0.00
Retained Earnings	-119,830.44	-344,106.08
Net Income	-1,317,696.11	-2,585,189.17
Total Equity	-186,996.21	249,827.90
TOTAL LIABILITIES & EQUITY	**249,749.32**	**380,605.32**

Moonlighting Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18	Jan - Dec 17
Ordinary Income/Expense		
Income		
Sales	80,705.36	164,095.30
Refunds	-29,828.12	-25,767.85
Revenue Share	33,478.02	12,623.03
Total Income	84,355.26	150,950.48
Cost of Goods Sold		
Processing Fees	6,792.68	6,439.46
Total COGS	6,792.68	6,439.46
Gross Profit	77,562.58	144,511.02
Expense		
Marketing and Advertising		
Mobile Advertising	0.00	61,159.20
Public Relations	1,654.00	8,487.00
Radio and Television	0.00	500.00
Internet Campaigns	16,110.68	126,109.53
Social Media	23,543.65	340,591.74
User Promotions	2,670.13	8,286.84
Pioneer Program	0.00	1,946.05
Marketing Consulting	75,500.00	133,428.45
Marketing and Advertising - Other	43,138.74	69,321.93
Total Marketing and Advertising	162,617.20	749,830.74
IT and Developers		
Salary & Wages	256,295.66	411,325.91
Payroll Taxes	20,046.24	35,688.39
IT Development	1,575.20	0.00
IT Expenses	225.00	300.00
Total IT and Developers	278,142.10	447,314.30
Office Administration		
Salary and Wages	183,448.17	463,561.16
Sales Commissions	0.00	50,032.43
Outside Commissions	24,736.24	54,006.50
Interns	1,416.00	16,489.40
Payroll Taxes	23,843.38	48,597.61
Consulting Expense	0.00	19,000.00
Subcontractors	0.00	100.00
Total Office Administration	233,443.79	651,787.10

Moonlighting Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18	Jan - Dec 17
Automobile Expense	551.21	739.28
Bank Service Charges	939.70	412.45
Computer and Internet Expenses	87,595.06	104,953.56
Depreciation Expense	0.00	23,752.00
Dues and Subscriptions	766.00	973.40
Insurance Expense		
General Liability Insurance	4,148.30	139.30
Group Health Insurance	24,867.99	24,514.42
Workers Comp Insurance	1,086.47	2,656.75
Total Insurance Expense	30,102.76	27,310.47
Licenses and Permits	3,135.39	230.00
Meals and Entertainment	8,624.49	15,415.95
Office Supplies and Expense	7,423.35	14,718.41
Parking Expense	48.00	128.00
Payroll Processing Expenses	3,751.96	5,069.70
Professional Fees	149,510.42	148,092.40
Rent Expense	51,859.73	59,222.76
Repairs and Maintenance	2,584.95	2,289.53
Telephone Expense	5,302.62	5,966.00
Travel Expense	23,405.40	46,009.53
Utilities	1,580.41	3,219.13
Total Expense	1,051,384.54	2,307,434.71
Net Ordinary Income	-973,821.96	-2,162,923.69
Other Income/Expense		
Other Expense		
Officer Wages	55,000.00	0.00
Guaranteed Payments	288,750.00	352,500.00
Interest Expense	124.15	69,765.48
Total Other Expense	343,874.15	422,265.48
Net Other Income	-343,874.15	-422,265.48
Net Income	**-1,317,696.11**	**-2,585,189.17**